Squire, Sanders & Dempsey L.L.P.

4900 Key Tower
127 Public Square
Cleveland, OH 44114-1304
Office: +1.216.479.8500
Fax: +1.216.479.8780
Direct Dial: +1.216.479.8423
kwellman@ssd.com

June 2, 2005

Via Facsimile (202) 551-3565

John Zitko, Esq.
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Fortress America Acquisition Corporation
Registration Statement on Form S-1
File No. 333-123504
Amendment No. 1 Filed April 8, 2005

Dear Mr. Zitko:

On behalf of Fortress America Acquisition Corporation (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) amendment no. 2 to the Registration Statement on Form S-1 (the “Amendment”), as initially filed with the Commission on March 23, 2005 and amended on April 8, 2005. We are delivering clean and marked complete courtesy copies of the Amendment to each of John Reynolds and John Zitko of the Commission.

Set forth below are the Company’s responses to the Commission’s comments given by letter (the “Comment Letter”) dated May 25, 2005 from John Reynolds, Assistant Director, Office of Emerging Growth Companies. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter.

1.
Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

Response: We note the Staff’s comment and will comply with the Staff’s request.

Cincinnati · Cleveland · Columbus · Houston · Los Angeles · Miami · New York · Palo Alto · Phoenix · San Francisco
Tampa · Tysons Corner · Washington DC · Rio de Janeiro | Bratislava · Brussels · Budapest · London · Madrid · Milan
Moscow · Prague · Warsaw | Beijing · Hong Kong · Shanghai · Tokyo | Associated Offices: Bucharest · Dublin · Kyiv
www.ssd.com

Squire, Sanders & Dempsey L.L.P.
John Zitko, Esq.
Securities and Exchange Commission
June 2, 2005

2.
In the context of whether the company has had contact with potential acquisition candidates, please disclose and detail any contacts between the company and any third party concerning a proposed business transaction. In this context, we are looking at any and all contacts regarding one or more potential business combination transactions taking place between the company, or its officers, directors, promoters, stockholders, affiliates, agents or representatives with any third party. This includes both contacts initiated by the company as well as those initiated by someone else. Please note in particular that we are not seeking simply whether a potential business combination candidate has been “selected,” but are looking more to the type, nature and results to date of any and all diligence, discussions, negotiations and/or other similar activities undertaken, whether directly by the company or an affiliate thereof, or by an unrelated third party, with respect to a business combination transaction involving the company. We may have further comment.

Response: The Company does not have any specific business combination under consideration or contemplation and has not, nor has anyone on the Company’s behalf, contacted any prospective target business or had any discussions, formal or otherwise, with respect to such a transaction. The Company has not, nor has anyone on the Company’s behalf, either directly or indirectly, contacted any potential target businesses or their representatives or had any discussions, formal or otherwise, with respect to effecting any potential business combination with the Company. Moreover, the Company has not engaged or retained any agent or other representative to identify or locate any suitable acquisition candidate. Other than reviewing several industry reports, including those published by the Department of Homeland Security and Morgan Keegan & Co. (copies of which are enclosed herewith), in order to define the homeland security industry for the preparation of the prospectus, neither the Company nor any of its agents or affiliates has yet taken any measure, directly or indirectly, to locate a target business. Disclosure has been added to reflect the foregoing on pages 3 and 31-32 of the Amendment.

3.
Provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by an existing stockholder as compared to a public stockholder. In this context we note that: (i) the existing stockholders are allowed, and may make purchases of shares in both the offering and in the open market subsequent to the offering; (ii) there appears to be a disincentive for public stockholders to exercise their conversion rights due to the fact that the amount available to such stockholders (approximately $5.38 per share) is virtually certain to be less than the purchase price paid for the unit in the offering ($6.00); and (iii) there does not appear to be a corresponding disincentive for existing stockholders to exercise their conversion rights since their existing shares have an effective purchase price of $0.0143 per share and thus even after paying the offering price and/or market price for the other shares acquired after the date of the prospectus, the effective cost to the existing stockholders of their shares will be less that the conversion price of approximately $5.38 per share. Similar disclosure should be provided, as applicable, with respect to the shares held by the Underwriters. We may have further comment.

Cincinnati · Cleveland · Columbus · Houston · Los Angeles · Miami · New York · Palo Alto · Phoenix · San Francisco
Tampa · Tysons Corner · Washington DC · Rio de Janeiro | Bratislava · Brussels · Budapest · London · Madrid · Milan
Moscow · Prague · Warsaw | Beijing · Hong Kong · Shanghai · Tokyo | Associated Offices: Bucharest · Dublin · Kyiv
www.ssd.com

Squire, Sanders & Dempsey L.L.P.
John Zitko, Esq.
Securities and Exchange Commission
June 2, 2005

Response: In response to this comment, we have added disclosure throughout the Amendment that states that any common stock acquired by existing stockholders in the aftermarket will be considered as part of the holding of the public stockholders and will have the same rights as other public stockholders, including voting and conversion rights with respect to a potential business combination. Accordingly, they may vote on a proposed business combination with respect to securities acquired in the offering or in the aftermarket any way they choose.

We have also added disclosure on pages 7 and 32 of the Amendment to indicate that to the extent that the purchase price paid by a public stockholder for a share of common stock is greater than the initial conversion price of $5.38 per share, there is a disincentive on such stockholder’s part to exercise his conversion rights.

With respect to the second half of the Staff’s comment, we respectively disagree with the Staff’s comment that the Company’s existing stockholders do not have a corresponding disincentive to convert their shares because their effective cost per share will be less than the amount payable upon the exercise of the conversion right. Please note that the Company’s existing stockholders do not have any conversion rights with respect to the shares of common stock owned by them prior to the offering. Existing stockholders will be entitled to exercise conversion rights only with respect to shares acquired by them in the open market. Any shares of common stock owned by an existing stockholder prior to the offering will continue to be held in escrow for an additional period of time following a business combination pursuant to the escrow agreement to be entered into between the Company and American Stock Transfer & Trust Company (a copy of which has been filed as an exhibit to the Registration Statement). Therefore, we do not believe that the Staff’s assertion that “…their existing shares have an effective purchase price of $0.0143 per share and thus even after paying the offering price and/or market price for the other shares acquired after the date of the prospectus, the effective cost to the existing stockholders of their shares will be less that the conversion price of approximately $5.38 per share,” is correct since the Staff’s effective cost per share calculation inappropriately contemplates that existing stockholders have conversion rights with respect to the shares that were acquired by them prior to the offering and that are held in escrow. The shares held by the existing stockholders prior to the offering are not convertible and will remain in escrow and we believe they should not be calculated as part of the effective cost per share.

Since the shares in escrow do not have conversion rights, these shares should not and can not be factored into the effective cost per share until after the shares come out of escrow since it is impossible to profit from them in any manner. The existing shares (which are to be held in escrow) will continue to be held in escrow for an additional period of time following the business combination, if any. If there is no business combination, these escrowed shares will become worthless for the existing stockholders and only those shares purchased by them in the open market will be given the same rights as the shares purchased by public stockholders. For the foregoing reasons, we do not believe that the consideration paid by the existing stockholders for their initial shares has any impact on such stockholder’s incentive to exercise such stockholder’s conversion rights with respect to shares acquired in the open market. Accordingly, we have not made any revision to the disclosure in response to this portion of the Staff’s comment.

Cincinnati · Cleveland · Columbus · Houston · Los Angeles · Miami · New York · Palo Alto · Phoenix · San Francisco
Tampa · Tysons Corner · Washington DC · Rio de Janeiro | Bratislava · Brussels · Budapest · London · Madrid · Milan
Moscow · Prague · Warsaw | Beijing · Hong Kong · Shanghai · Tokyo | Associated Offices: Bucharest · Dublin · Kyiv
www.ssd.com

Squire, Sanders & Dempsey L.L.P.
John Zitko, Esq.
Securities and Exchange Commission
June 2, 2005

4.
Provide disclosure in a prominent place in the prospectus detailing the various fees, reimbursements and other cash flows being paid to the existing stockholders and/or officers and directors in this offering. We may have further comment.

Response: In response to this comment, we have added disclosure in the section “Prospectus Summary—The Offering” on pages 5-6 of the Amendment. There will be no fees, reimbursements or cash flows paid to the existing stockholders and/or officers and directors other than the repayment of a $60,000 interest-free loan made by the Company’s affiliates to cover offering expenses, payment of up to $7,500 per month to an affiliate of C. Thomas McMillen, our chairman of the board, for office space and administrative services including secretarial support and reimbursement for any expenses incident to the offering and finding a suitable business combination. Such payments are also disclosed in section “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

5.	Please name all promoters of the company. Refer to the definition of “promoter” in Rule 405 of Regulation C.

Response: Only Messrs. McMillen, Weiss, Mitchell and Nickles would be deemed “promoters” as defined in Rule 405 of Regulation C of the Securities Act of 1933, as amended. Such disclosure is included on page 42 of the Amendment.

6.
Provide, in an appropriate place, a discussion of the research and/or diligence undertaken or to be undertaken concerning the homeland security industry including, but not limited to the industry itself as well as the segments within the industry, the primary factors in the industry and segment which make an potential acquisition desirable/undesirable, the existence, number of and characteristics of the potential acquisition candidates within each segment and the likelihood or probability for success of a proposed business combination transaction within each industry segment

Cincinnati · Cleveland · Columbus · Houston · Los Angeles · Miami · New York · Palo Alto · Phoenix · San Francisco
Tampa · Tysons Corner · Washington DC · Rio de Janeiro | Bratislava · Brussels · Budapest · London · Madrid · Milan
Moscow · Prague · Warsaw | Beijing · Hong Kong · Shanghai · Tokyo | Associated Offices: Bucharest · Dublin · Kyiv
www.ssd.com

Squire, Sanders & Dempsey L.L.P.
John Zitko, Esq.
Securities and Exchange Commission
June 2, 2005

Response: No research has been conducted by the Company to date concerning the homeland security industry other than reviewing several industry reports, including those published by the Department of Homeland Security & Morgan Keegan & Co. (copies of which are enclosed herewith), in order to define the industry for the preparation of the prospectus. The Company intends to take all reasonable actions necessary to do business, legal and accounting due diligence with respect to any acquisition candidate. In addition, the Company has not conducted any research with respect to identifying the number and characteristics of potential acquisition candidates within each segment, or the likelihood or probability of success of any proposed business combination. We have added disclosure with respect to the foregoing on page 30.

7.
Please clarify with disclosure in an appropriate place whether the funds not held in trust could be used as a down payment or a lockup in a proposed business combination. To the extent they can, explain how ongoing expenses will be satisfied and include appropriate line item disclosure in the Use of Proceeds section identifying such use. In addition, to the extent the funds not held in trust could be used for such purpose, the summary and risk factor disclosure should make clear that in the event of a breach by the company, these funds would be forfeited, the company would no longer be able to conduct due diligence or other similar operations without additional financing and that without additional financing, holders could lose on their investment in the units.

Response: In response to this comment, we have added disclosure on pages 16 and 22 of the Amendment that states that it is possible that we could use a portion of such excess working capital to make a deposit, down payment or fund a “no-shop” provision with respect to a proposed business combination and that in the event we were ultimately required to forfeit such funds (whether as a result of our breach of the agreement relating to such payment or otherwise), we may not have a sufficient amount of working capital available to conduct due diligence and pay other expenses related to finding another suitable business combination without securing additional financing. If we were unable to secure additional financing, we would most likely fail to consummate a business combination in the allotted time and would be forced to liquidate. We have also added in the line item in the Use of Proceeds section on page 22 of the Amendment to indicate that “Working capital to cover miscellaneous expenses” may include potential deposits or down payments in connection with a business combination. We have also added to the risk factors on page 13 of the Amendment the risk that we may not have enough cash available to make deposits, down payments or fund a “no-shop” provision in connection with a particular business combination which may cause us to be at a competitive disadvantage in pursuing the acquisition of certain target businesses.

Cincinnati · Cleveland · Columbus · Houston · Los Angeles · Miami · New York · Palo Alto · Phoenix · San Francisco
Tampa · Tysons Corner · Washington DC · Rio de Janeiro | Bratislava · Brussels · Budapest · London · Madrid · Milan
Moscow · Prague · Warsaw | Beijing · Hong Kong · Shanghai · Tokyo | Associated Offices: Bucharest · Dublin · Kyiv
www.ssd.com

Squire, Sanders & Dempsey L.L.P.
John Zitko, Esq.
Securities and Exchange Commission
June 2, 2005

8.
We note that your initial business combination must be with a business with a fair market value of at least 80% of your net assets at the time of acquisition. Please clarify throughout that there is no limitation on your ability to raise funds privately or through loans that would allow you to acquire a company with a fair market value in any amount greater than 80% of your net assets at the time of acquisition. Disclose as well whether any such financing arrangements have been entered into or contemplated with any third parties to raise such additional funds through the sale of securities or otherwise.

Response: We have added disclosure on pages 13 and 31 of the Amendment to the effect that the Company may further seek to acquire a target business that has a fair market value significantly in excess of 80% of our net assets and although the Company has not engaged or retained, had any discussions with, or entered into any agreements with, any third party regarding any such potential financing transactions, the Company could seek to fund such a business combination by raising additional funds through the sale of securities or through loan arrangements.

Prospectus Summary, page 1

9.
Discuss, on page 2 under “The Offering” and elsewhere in the prospectus as appropriate, the material factors that Sunrise Securities Corp. will consider in determining whether to allow the common stock and warrants to begin trading separately prior to the 90th day after the date of the prospectus.

Response: In response to this comment, we have revised the disclosure to indicate that each of the common stock and warrants will trade separately on the 20th trading day after the earlier to occur of the expiration of the underwriter’s over-allotment option or its exercise in full. Please see pages 4, 36 and 46 of the Amendment.

10.
Please note, here or in another appropriate place, whether the company plans to amend its 8-K filing to provide an audited balance sheet to reflect the exercise of the over-allotment option if such exercise does not take place prior to the filing of the 8-K to reflect the consummation of the offering.

Response: In response to this comment, we have added a statement on page 4 of the Amendment to the effect that the Company intends to amend its Form 8-K to provide an audited balance sheet to reflect the exercise of the over-allotment option if such exercise does not take place prior to the filing of the 8-K to reflect the consummation of the offering.

11.
Disclose here, and elsewhere as appropriate, whether the redemption of the warrants by the company would include the warrants held by Sunrise Securities as a result of the exercise of the underwriters’ option, and if so, discuss the conflicts of interest that result from Sunrise Securities having the right to consent before the company can exercise its redemption rights. Alternatively, if such warrants are not included, discuss the reasons why such warrants are not included.

Cincinnati · Cleveland · Columbus · Houston · Los Angeles · Miami · New York · Palo Alto · Phoenix · San Francisco
Tampa · Tysons Corner · Washington DC · Rio de Janeiro | Bratislava · Brussels · Budapest · London · Madrid · Milan
Moscow · Prague · Warsaw | Beijing · Hong Kong · Shanghai · Tokyo | Associated Offices: Bucharest · Dublin · Kyiv
www.ssd.com

Squire, Sanders & Dempsey L.L.P.
John Zitko, Esq.
Securities and Exchange Commission
June 2, 2005

Response: We have added disclosure on pages 5 and 47 of the Amendment to clarify that warrants held by the underwriters as a result of their exercise of the purchase option will also be subject to redemption on the same terms as those applicable to the public stockholders, and therefore, a conflict of interest may exist as the underwriter’s consent is required in order for the Company to redeem all the warrants.

12.
Disclose, here or elsewhere as appropriate, the rationale for requiring the stock to trade at $8.50 per share or more and weekly trading to equal at least 200,000 shares for the prior two calendar weeks in order for the redemption rights to apply.

Response: In response to this comment, we have added disclosure on pages 5 and 47 of the Amendment. The Company has established this criteria because it believes it will provide warrant holders with a reasonable premium to the initial warrant exercise price of $5.00 as well as a sufficient degree of liquidity to cushion the market reaction, if any, to the Company’s redemption call. By having a call right, the Company has flexibility to eliminate the warrant overhang. However, the value of the warrant to investors would be greatly diminished if the call’s trigger price were not a significant premium to the warrant exercise price.

13.
Provide here and elsewhere in the prospectus as appropriate, a definition for the term “public shareholder” as used by the company with respect to this offering. In this context, please discuss in particular whether this term would include the “existing shareholders” of the company and/or their affiliates, in the case of shares held by such persons that are acquired in the offering, or pursuant to open market purchases of units, common stock or warrants.

Response: In response to this comment, we have added disclosure on pages 1, 7, 16 and 40 of the Amendment to clarify that the term “public shareholders” means the holders of common stock sold as part of the units in the offering or in the aftermarket, including any existing stockholders to the extent that they purchase such shares.

14.
Briefly detail, here or elsewhere in the prospectus as appropriate, the “certain limited exceptions” to the requirement that all existing stockholders’ shares shall not be transferable during the escrow period and cannot be released from escrow for three years from the date of the prospectus.

Response: In response to this comment, we have added disclosure on pages 7 and 48 of the Amendment to briefly detail the certain limited exceptions to the requirement that all existing stockholders’ shares shall not be transferable during the escrow period and cannot be released from escrow for three years from the date of the prospectus.

Cincinnati · Cleveland · Columbus · Houston · Los Angeles · Miami · New York · Palo Alto · Phoenix · San Francisco
Tampa · Tysons Corner · Washington DC · Rio de Janeiro | Bratislava · Brussels · Budapest · London · Madrid · Milan
Moscow · Prague · Warsaw | Beijing · Hong Kong · Shanghai · Tokyo | Associated Offices: Bucharest · Dublin · Kyiv
www.ssd.com

Squire, Sanders & Dempsey L.L.P.
John Zitko, Esq.
Securities and Exchange Commission
June 2, 2005

Risk Factors, page 7

15.
You should present as risk factors only those that represent a material risk to Fortress America or investors in this offering. Do not include risk factors that could apply to any issuer or to any other offering. Each factor must also explain how it applies to your company or your offering. For example, the twenty-sixth risk factor is generic in nature. This risk factor should be revised, deleted, or moved to another section of the prospectus as appropriate.

Response: In response to this comment, we have revised the introductory paragraph under “Risks associated with the homeland security industry” and revised certain other risk factors to clarify how they apply to the Company in particular.

16.
In the ninth risk factor, as well as numerous other places in the prospectus, you make reference to the fact that it is the company’s expectation that the current management will remain associated with the company after the consummation of the business combination. Detail how the company intends to accomplish this, referencing the necessary transaction structure, valuation determinations, exchange ratios, and other contingencies which must be addressed and structured so as to ensure that the company’s management will be able to maintain its position with the company post-business combination.

Response: In response to this comment, we have revised the risk factors on pages 14 and 31 of the Amendment to state that members of our current management will only be able to remain with the company after the consummation of the business combination if they are able to negotiate mutually acceptable terms customary in employment agreements as part of any such combination, which terms would be disclosed to stockholders in any proxy statement relating to such transaction. If the Company acquired a target business in an all-cash transaction, it would be more likely that current members of management would remain with the Company if they chose to do so. If a business combination were structured as a merger whereby the stockholders of the target company were to control the Company following a business combination, it may be less likely that management would remain with the Company unless it was negotiated as part of the transaction via the acquisition agreement, an employment agreement or other arrangement.

17.
Please add a separate risk factor to address the number of “blank check firm commitment” offerings currently and recently (i.e., within the last three years) in the market place, disclose the number of such transactions which have found business combination candidates and have consummated such transaction, respectively, and the impact competition by such entities could have on your ability to locate a target and successfully complete a business combination. In addition, please address the aggregate amount of offering proceeds that currently sit in escrow.

Response: In response to this comment, we have added a risk factor addressing your comment on page 10 of the Amendment.

Cincinnati · Cleveland · Columbus · Houston · Los Angeles · Miami · New York · Palo Alto · Phoenix · San Francisco
Tampa · Tysons Corner · Washington DC · Rio de Janeiro | Bratislava · Brussels · Budapest · London · Madrid · Milan
Moscow · Prague · Warsaw | Beijing · Hong Kong · Shanghai · Tokyo | Associated Offices: Bucharest · Dublin · Kyiv
www.ssd.com

Squire, Sanders & Dempsey L.L.P.
John Zitko, Esq.
Securities and Exchange Commission
June 2, 2005

Proposed Business, page 21

Introduction

18.
To the extent that the company has prioritized the industries segments with respect to preference for conducting a combination transaction, provide disclosure of such preferences, including a discussion of the reasons for such preferences from the company’s standpoint

Response: The Company has not prioritized among such segments and does not currently have a preference as to in which segment it would prefer to consummate a business combination. We have added disclosure on pages 3 and 30 of the Amendment to indicate such fact.

19.
Disclose in an appropriate place the extent to which the company will be required to have special licensing and/or training to own and operate business which constitute the homeland security industry and to extent that such obligations do exist, provide detail of such obligations and the costs associated with such compliance.

Response: In response to this comment, we have added disclosure on page 29 of the Amendment to the effect that we are not currently aware of any licensing or training requirements that could be applicable to us or companies that we target.

Effecting a Business Combination

20.
In light of the company’s requirement that any acquisition must be of a company with a fair market value equal to at least 80% of the company’s net assets, discuss how the company would be able to effectuate a business combination with more than one target business. In addition, add disclosure to discuss the special issues and concerns that would arise in attempting to consummate the acquisition of several operating businesses at the same time.

Response: In response to this comment, we have revised the disclosure on pages 2, 13 and 31 of the Amendment to state that our initial business combination must be with one or more target businesses whose fair market value, collectively, is at least equal to 80% of the Company’s net assets. We have also stated that the Company may not be able to acquire more than one target business because of various factors, including possible complex accounting issues, which would include generating pro forma financial statements reflecting the operations of several target businesses as if they had been combined, and numerous logistical issues, which could include attempting to coordinate the timing of negotiations, proxy statement disclosure and closings with multiple target businesses. In addition, the Company would also be exposed to the risks that conditions to closings with respect to the acquisition of one or more of the target businesses would not be satisfied bringing the fair market value of the initial business combination below the required fair market value of 80% threshold. Accordingly, while it is possible that we may attempt to effect our initial business combination with more than one target business, we are more likely to choose a single target business if deciding between one target business meeting the 80% threshold and comparable multiple target business candidates collectively meeting the 80% threshold.

Cincinnati · Cleveland · Columbus · Houston · Los Angeles · Miami · New York · Palo Alto · Phoenix · San Francisco
Tampa · Tysons Corner · Washington DC · Rio de Janeiro | Bratislava · Brussels · Budapest · London · Madrid · Milan
Moscow · Prague · Warsaw | Beijing · Hong Kong · Shanghai · Tokyo | Associated Offices: Bucharest · Dublin · Kyiv
www.ssd.com

Squire, Sanders & Dempsey L.L.P.
John Zitko, Esq.
Securities and Exchange Commission
June 2, 2005

We have not identified a target business

21.
Expand your discussion concerning potential business combination candidates to specify, for each industry segment, the factors and criteria the company will be focusing upon in each industry segment in order to determination viable business combination candidates, the number of segment participants that qualify as potential combination candidates given the company’s established criteria and, to the extent not excessive in number, identify such candidates by name and provide relevant information (both financial and narrative) concerning such entities. We may have further comment.

Response: Other than the 80% of net assets criteria and the requirement that the target business be in the homeland security industry, we have no other fixed criteria and the inclusion of any such criteria in the prospectus would be misleading to investors.

We also note that these transactions are structured in such a way that investors are investing based largely on the decades of experience of the management team, together with the fact that the investor will have an opportunity to make a more informed investment decision as to approximately 89% of the investment funds still in trust through the proxy statement preceding any business combination. While the Company has not yet identified any business combination candidates, the Company believes, based on the collective years of experience of management, that there are numerous business combination candidates that satisfy the search criteria set forth above. Such potential target businesses are too excessive in number for the Company to identify and, in any event, since a significant number of the target businesses are private companies, the financial and narrative information is not readily available.

Sources of Target Business

22.
We note the disclosure that the company will not pay any finders or consulting fees to the existing stockholders. Please expand this disclosure, if accurate, to affirmatively confirm that the existing stockholders will receive no finders fees, consulting fees, or any similar type fees or other compensation from any other person or entity in connection with any business combination involving the company or an affiliate thereof.

Cincinnati · Cleveland · Columbus · Houston · Los Angeles · Miami · New York · Palo Alto · Phoenix · San Francisco
Tampa · Tysons Corner · Washington DC · Rio de Janeiro | Bratislava · Brussels · Budapest · London · Madrid · Milan
Moscow · Prague · Warsaw | Beijing · Hong Kong · Shanghai · Tokyo | Associated Offices: Bucharest · Dublin · Kyiv
www.ssd.com

Squire, Sanders & Dempsey L.L.P.
John Zitko, Esq.
Securities and Exchange Commission
June 2, 2005

Response: In response to this comment, we have revised the disclosure on page 30 of the Amendment to affirmatively confirm that the officers, directors and existing stockholders will not receive finder fees, consulting fees or any similar fees or other compensation from any person or entity in connection with any business combination involving the Company other than any compensation or fees to be received for any services provided following such business combination.

Management, page 29

23.	Please define the term “Homeland Security Consolidator.”

Response: In response to this comment, we have deleted the term “homeland security consolidator” and replaced it with disclosure generally describing the business in which the subject companies are engaged. Please see page 37 of the Amendment.

24.	Please disclose the current status of Kellstrom Industries and Direct Furniture, Inc.

Response: In response to this comment, we have added disclosure relating to the current status of Kellstrom Industries and Direct Furniture. Please see page 37 of the Amendment.

25.	Please disclose the operations conducted by SAFLINK Corporation.

Response: In response to the Staff’s comment, we have revised the disclosure on page 38 of the Amendment to read as follows: “Mr. Hutchinson serves on the board of directors of SAFLINK Corporation, a company that offers software solutions to protect intellectual property, secure assets and eliminate passwords.”

26.
In the penultimate paragraph under “Conflicts of interest,” clarify the disclosure to affirmatively state that existing stockholders are not required to vote any shares they hold which were not owned prior to the offering in accordance with the vote of the majority of the public stockholders and that such shares may be voted either for or against the proposed business combination in the existing holder’s own discretion. In addition, clarify, here and elsewhere as appropriate, that with respect to shares held by an existing stockholder which were not acquired prior to the offering (whether pursuant to the offering, or pursuant to open market purchases) that the existing stockholder may vote against the proposed business combination and exercise his/her conversion rights in the event that the business combination transaction is approved by the requisite number of stockholders.

Response: In response to this comment, per the Staff’s recommendation, we have revised the disclosure on pages 16, 32 and 45 of the Amendment.

Cincinnati · Cleveland · Columbus · Houston · Los Angeles · Miami · New York · Palo Alto · Phoenix · San Francisco
Tampa · Tysons Corner · Washington DC · Rio de Janeiro | Bratislava · Brussels · Budapest · London · Madrid · Milan
Moscow · Prague · Warsaw | Beijing · Hong Kong · Shanghai · Tokyo | Associated Offices: Bucharest · Dublin · Kyiv
www.ssd.com

Squire, Sanders & Dempsey L.L.P.
John Zitko, Esq.
Securities and Exchange Commission
June 2, 2005

Principal Stockholders, page 33

27.
Please disclose all roles played by Sunrise Securities in the offering. We note statements on the Sunrise Securities Corporation website that Sunrise offers both financing and M&A services and “is committed to providing full service banking capabilities to growth-oriented early stage and middle-market companies’ that it structures, markets, and executes equity and equity-related offerings.

Response: Sunrise is only acting as an underwriter in the offering. However, although the Company is not under any contractual obligation to engage any of the underwriters to provide any services for the Company after this offering, and has no present intent to do so, any of the underwriters, including Sunrise Securities Corp., may, among other things, introduce the Company to potential target businesses or assist the Company in raising additional capital, as needs may arise in the future. If any of the underwriters provide services to the Company after this offering, the Company may pay such underwriter fair and reasonable fees that would be determined at that time in an arm's length negotiation, provided that no agreement will be entered into with any of the underwriters and no fees for such services will be paid to any of the underwriters prior to the date which is 90 days after the date of the prospectus.

Certain Transactions, page 34

28.
Provide the basis for the statement that “ [A]ll ongoing and future transactions” between the company and its officers, directors or their affiliates will be on terms believed to be no less favorable than would be available from unaffiliated third parties.

Response: The basis for this statement is that the Company’s management intends to obtain estimates from unaffiliated third parties for similar goods or services to ascertain whether such transactions with affiliates are on terms that are no less favorable to the Company than are otherwise available from such unaffiliated third parties. If a transaction with an affiliated third party were found to be on terms less favorable to the Company than with an unaffiliated third party, the Company would not engage in such transaction. We have added disclosure stating such fact on page 44 of the Amendment.

Description of Securities, page 36

29.
In the disclosure under the heading “Shares Eligible for Future Sale,” briefly discuss the “certain limited exceptions” pursuant to which the existing stockholder shares will be released from escrow prior to the three-year period provided for in the agreement.

Response: In response to this comment, we have added disclosure on page 48 of the Amendment to briefly detail the certain limited exceptions to the requirement that all existing stockholders’ shares cannot be released from escrow for three years from the date of the prospectus.

Cincinnati · Cleveland · Columbus · Houston · Los Angeles · Miami · New York · Palo Alto · Phoenix · San Francisco
Tampa · Tysons Corner · Washington DC · Rio de Janeiro | Bratislava · Brussels · Budapest · London · Madrid · Milan
Moscow · Prague · Warsaw | Beijing · Hong Kong · Shanghai · Tokyo | Associated Offices: Bucharest · Dublin · Kyiv
www.ssd.com

Squire, Sanders & Dempsey L.L.P.
John Zitko, Esq.
Securities and Exchange Commission
June 2, 2005

Underwriting, page 40

30.
Tell us whether Sunrise Securities Group or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.

Response: The Staff is supplementally informed that the Company has been informed that except for delivery of a preliminary prospectus to those individuals that have requested a copy of a preliminary prospectus and consented to electronic delivery and/or reference to the SEC’s Edgar database web site for access to the preliminary prospectus, neither the lead underwriter nor any members of the anticipated underwriting syndicate anticipate delivering a prospectus electronically or otherwise offering and/or selling securities electronically.

31.
Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Response: We hereby supplementally inform the Staff that the underwriters do not have any arrangements with a third party to host or access the Company’s preliminary prospectus on the Internet.

32.
Does the company or do the underwriters intend to engage a directed share program in conjunction with this offering by the selling shareholders? If so, supplementally describe to us the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

Response: Neither the Company nor the underwriters intend to engage in a directed share program in conjunction with the offering.

Cincinnati · Cleveland · Columbus · Houston · Los Angeles · Miami · New York · Palo Alto · Phoenix · San Francisco
Tampa · Tysons Corner · Washington DC · Rio de Janeiro | Bratislava · Brussels · Budapest · London · Madrid · Milan
Moscow · Prague · Warsaw | Beijing · Hong Kong · Shanghai · Tokyo | Associated Offices: Bucharest · Dublin · Kyiv
www.ssd.com

Squire, Sanders & Dempsey L.L.P.
John Zitko, Esq.
Securities and Exchange Commission
June 2, 2005

Financial Statement Comments

General

33.	Your attention is directed to Item 310(g) of Regulation S-B and the possible need for updated financial statements and related disclosures.

Response: The financial statements and related disclosures have been updated.

34.	You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement

Response: A currently dated consent of the independent accountants has been included as exhibit 23.1 to the Amendment.

Underwriting Agreement

35. We note that, pursuant to paragraph 6.2 of the underwriting agreement, if a default of over 10% of the “Firm Units” occur, and neither party is able to find a suitable purchaser to cover the default amount, that the agreement “may be terminated.” Supplementally, please explain how the proposed offering may still be considered a “firm commitment” in light of the language in the underwriting agreement.

Response: We will amend the last sentence of Section 6.2 of the Underwriting Agreement to read as follows:

“In the event that neither you or the Company arrange for the purchase of the Firm Units or Option Units to which a default relates as provided in this Section 6, this Agreement will be terminated by you or the Company without liability on the part of the Company (except as provided in Sections 3.3 and 5 hereof) or the several Underwriters (except as provided in Section 5 hereof); provided, however, that if such default occurs with respect to the Option Units, this Agreement will not terminate as to the Firm Units; and provided further that nothing herein shall relieve a defaulting Underwriter of its liability, if any, to the other several Underwriters and to the Company for damages occasioned by its default hereunder.”

Cincinnati · Cleveland · Columbus · Houston · Los Angeles · Miami · New York · Palo Alto · Phoenix · San Francisco
Tampa · Tysons Corner · Washington DC · Rio de Janeiro | Bratislava · Brussels · Budapest · London · Madrid · Milan
Moscow · Prague · Warsaw | Beijing · Hong Kong · Shanghai · Tokyo | Associated Offices: Bucharest · Dublin · Kyiv
www.ssd.com

Squire, Sanders & Dempsey L.L.P.
John Zitko, Esq.
Securities and Exchange Commission
June 2, 2005

Please call the undersigned at (216) 479-8423 or James J. Maiwurm at (703) 720-7890 with any comments or questions regarding the Amendment and please send a copy of any written comments to the following parties:

Very truly yours,

/s/ Kristine M. Wellman

Kristine M. Wellman

cc:	Mr. Harvey L. Weiss
Mr. Jeffrey Schultz, Esq.

Enclosures

Cincinnati · Cleveland · Columbus · Houston · Los Angeles · Miami · New York · Palo Alto · Phoenix · San Francisco
Tampa · Tysons Corner · Washington DC · Rio de Janeiro | Bratislava · Brussels · Budapest · London · Madrid · Milan
Moscow · Prague · Warsaw | Beijing · Hong Kong · Shanghai · Tokyo | Associated Offices: Bucharest · Dublin · Kyiv
www.ssd.com